Simpson Thacher & Bartlett LLP

900 g street, nw
washington, d.c. 20001

telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

December 5, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaea Hahn, Senior Counsel; Christina DiAngelo Fettig, Senior Staff Accountant

Re:	PGIM Credit Income Fund Draft Registration Statement on Form N-2 Filing Nos.: 333-274044 and 811-23894

Ladies and Gentlemen:

On behalf of PGIM Credit Income Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement includes revisions in response to the Staff’s accounting and disclosure comments received by telephone on November 17, 2023 and November 21, 2023, respectively. We have discussed the Staff’s comments with representatives of the Fund.

For convenience of reference, the Staff’s comments have been reproduced herein. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

General

Comment 1: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: Acknowledged.

Accounting Comments

Prospectus

Summary of Fund Expenses, pg. 24

Comment 2: We note that we are unable to recalculate the hypothetical expense examples with the numbers provided. Please explain or supplementally provide the specific expense ratios used to calculate these examples.

Response: The Fund has supplementally provided the expense ratios used in calculating the hypothetical expense examples.

Statement of Additional Information

Financial Statements, pg. 37

Comment 3: We note that the seed financial statement included in the Registration Statement shows that the Fund’s total net assets amount to $99,500, which falls short of the $100,000 required under Section 14(a) of the Investment Company Act of 1940, as amended. Please resolve or supplementally explain this shortfall.

Response: An affiliate of the Fund has contributed additional seed capital to the Fund to comply with Section 14(a) of the 1940 Act. The Fund will file an updated seed financial statement with Amendment No. 3.

Disclosure Comments

Prospectus

Cover Page

Comment 4: Please consider moving the phrase “without limit” elsewhere within the section entitled “Investment Strategies” to clarify that the Fund may invest in any of the strategies listed in this section without limit.

Response: The Fund revised the disclosure to state that it may invest in any sector, market or region without limit, subject to compliance with applicable law.

Prospectus Summary

Comment 5: We note that the prospectus summary still contains dense and lengthy disclosure, with paragraphs that are over a page long in some instances and duplicate information disclosed later on in the prospectus. As a general matter, please consider simplifying and otherwise shortening the disclosure throughout the summary.

Response: The Fund revised the disclosure to simplify and otherwise shorten disclosure as requested.

Investment Strategies, pg. 3

Comment 6: We note that the list of strategies included in the first sentence under the section of the summary entitled “Investment Strategies” differs from the list of strategies included where debt instruments are defined further below, in the section of the summary entitled “Portfolio Contents.” Please review and reconcile these differences, or consider revising the disclosure under “Portfolio Contents” in the summary to read “The Fund will invest in a variety of debt instruments across a wide array of credit sectors.” Please also consider revising generally so that this disclosure is only included in one place in the summary.

Response: The Fund revised the disclosure in response to the Staff’s comment.

Portfolio Management Strategies, pg. 3

Comment 7: Please revise the second paragraph of the section of the summary entitled “Portfolio Management Strategies” to disclose whether the Fund intends to focus on a specific sector at launch.

Response: The Fund revised the disclosure to state that it has broad latitude to invest across multiple credit sectors and will not focus on a specific sector at the time of its launch.

Comment 8: Please generally review and revise the second paragraph of the section of the summary entitled “Portfolio Management Strategies” to reduce wordiness and repetition, including the redundancy between the first sentence and the last two sentences of this second paragraph.

Response: The Fund revised the referenced paragraph to reduce wordiness and repetition as requested.

Portfolio Contents, pg. 4

Comment 9: Please move the lengthy list of instruments included in the second paragraph of the section in the summary entitled “Portfolio Contents” (after “Debt instruments may include, without limitation, […]”) out of the summary and into the body of the prospectus. To the extent that any of these instruments are principal investments of the Fund, please describe those instruments briefly and ensure that each of those principal instruments have a corresponding risk factor.

Response: The Fund respectfully submits that the referenced list of instruments set forth in the definition of “debt instruments” will be used by the Fund for purposes of its 80% investment policy under Rule 35d-1 under the 1940 Act. Accordingly, the Fund created a separate section in the summary to clarify that these instruments relate to the Fund’s 80% investment policy.

Comment 10: With regard to the third paragraph of the section of the summary entitled “Portfolio Contents,” please clarify whether loan origination is part of the Fund’s 80% policy. If loan origination is a principal investment of the Fund, please include a reference to loan origination further above in the discussion regarding different debt instruments in which the Fund may invest. If loan origination is not a principal investment of the Fund, please move this disclosure regarding loan origination out of the principal investment section of the summary.

Response: Please see the Fund’s response to Comment No. 9.

Comment 11: Please move the discussion of the Fund’s co-investment exemptive order in the fourth paragraph of the section in the summary entitled “Portfolio Contents” out of the summary and into the body of the prospectus since you do not intend to rely on the co-investment exemptive order at launch.

Response: The Fund moved the discussion of the Fund’s co-investment exemptive order to the SAI.

Comment 12: Please revise the first sentence of the fifth paragraph of the section entitled “Portfolio Contents” in the summary so that the disclosure states what the Fund intends to invest in, rather than what the fund “may invest” in.

Response: The Fund revised the referenced sentence as requested.

Comment 13: Please move the eighth paragraph of the section entitled “Portfolio Contents” in the summary (starting with “The Fund may be either the buyer or seller…”) out of the summary and into the full risks section in the body of the prospectus.

Response: The Fund deleted the referenced disclosure as requested. The Fund respectfully submits that similar disclosure is already included in the body of the prospectus.

Comment 14: Please move the first sentence of the eighth paragraph of the section entitled “Portfolio Contents” in the summary (starting with “The Fund may be either the buyer or seller…”) to the sixth paragraph further above (starting with “The Fund may use derivatives…”) where derivatives are discussed.

Response: The Fund moved the referenced sentence as requested.

Subadvisers, pg. 6

Comment 15: Please move the disclosure under the section of the summary entitled “Subadvisers” out of the summary and into the body of the prospectus.

Response: The Fund deleted the referenced disclosure as requested. The Fund respectfully submits that the referenced disclosure is already included in the body of the prospectus.

Leverage, pgs. 7-8

Comment 16: Please move the fourth paragraph in the section entitled “Leverage” in the summary (starting with “Leveraging is a speculative technique…”) out of the summary and into the full risks section in the body of the prospectus.

Response: The Fund deleted the referenced disclosure as requested. The Fund respectfully submits that the referenced disclosure is already included in the body of the prospectus.

Comment 17: Please move the fifth paragraph in the section entitled “Leverage” in the summary (starting with “The Fund relies on certain exemptions in Rule 18f-4…”) out of the summary and into the body of the prospectus.

Response: The Fund deleted the referenced disclosure in the summary. The Fund respectfully submits that the referenced disclosure is already included in the body of the prospectus.

Expenses and Reimbursement, pg. 8

Comment 18: Please revise or supplementally explain the first sentence of the section in the summary entitled “Expenses and Reimbursement” to clarify what the carve-out provided (“Subject to the terms and conditions as outlined in this prospectus…”) is intended to refer to.

Response: The Fund revised the disclosure as follows:

The Fund will pay any third-party expenses incurred by the Fund or on its behalf, unless such expenses are waived and/or reimbursed pursuant to the Expense Limitation and Reimbursement Agreement. To the extent the Manager and/or its affiliates pay such costs on behalf of the Fund, the Fund will reimburse them. Such Fund expenses will include, but are not limited to, costs related to valuation, audit, reporting, regulatory, administration, compliance, directors and financing as well as legal services.

Comment 19: Please add a section in the body of the prospectus that discusses Fund expenses that are reimbursed in accordance with the Fund’s advisory agreement.

Response: The Fund respectfully submits that the Management Agreement does not provide for reimbursement for the Fund’s expenses. Rather, the Fund pays an asset-based fee to the Manager as described in the prospectus for providing investment management services to the Fund. As noted in the Fund’s response to Comment No. 18, the Fund revised its disclosure to clarify the expenses that may be reimbursed to the Fund under the Expense Limitation and Reimbursement Agreement.

Comment 20: Please supplementally explain which categories of expenses are covered by the Manager in the ordinary course. See Item 6(b) of Form N-2.

Response: The Fund respectfully submits that the Management Agreement provides that the Manager shall pay for all expenses incurred by the Manager in connection with managing the ordinary course of the Fund’s business other than those costs and expenses enumerated in the Management Agreement as costs and expenses to be paid by the Fund.

Distribution and Servicing Plan, pg. 9

Comment 21: Please move the third and fourth sentences of the first paragraph of the section entitled “Distribution and Servicing Plan” in the summary (starting with “The Distribution and Servicing Plan operates in a manner consistent with…”) out of the summary and into the body of the prospectus.

Response: The Fund deleted the referenced disclosure in the summary. The Fund respectfully submits that the referenced disclosure is already included in the body of the prospectus.

Comment 22: With respect to the second paragraph of the section entitled “Distribution and Servicing Plan” in the summary, please move the discussion regarding FINRA rules (starting with “Up to 0.25% per annum of the Distribution and Servicing Fee…”) out of the summary and into the body of the prospectus.

Response: The Fund deleted the referenced disclosure in the summary. The Fund respectfully submits that the referenced disclosure is already included in the body of the prospectus.

Summary of Risks

Comment 23: Please consider breaking up some of the lengthier paragraphs throughout this section to improve readability. Please consider revising to make the information provided here more concise rather than repeating information that is already included elsewhere in the prospectus, or consider using more cross-references to more fulsome disclosure that appears elsewhere in the prospectus.

Response: The Fund revised the disclosure as requested.

Comment 24: Please ensure that each risk provided in this section relates to an investment strategy rather than to a general risk (for example, the risk regarding duration, which appears to be a description of duration generally rather than an actual risk factor).

Response: The Fund revised the disclosure to ensure that each risk provided relates to an investment strategy as requested.

Repurchase Offers Risk, pg. 12

Comment 25: Please supplementally explain how the sentence beginning “If at any time cash and other liquid assets held by the Fund…” is consistent with Rule 23c-3(b)(10)(i) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund respectfully submits that all repurchase offers will be conducted in accordance with Rule 23c-3 of the 1940 Act. In response to the Staff’s comment, the Fund revised the disclosure as follows: [i]f at any time cash and other cash items held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments.

Illiquid Investment Risk, pg. 12

Comment 26: We note the first sentence states that the Fund does not expect to invest significantly in illiquid securities. If the Fund does not expect to invest significantly in illiquid securities, and if illiquid securities are not a principal investment of the Fund, please consider moving this risk factor out of the summary risks section and into the body of the prospectus.

Response: The Fund confirms that it does expect to invest significantly in illiquid securities. Accordingly, the Fund deleted the referenced disclosure.

Loan Origination Risk, pg. 13

Comment 27: If loan origination is not a principal investment strategy of the Fund, please move this risk factor out of the summary risks section and into the body of the prospectus.

Response: The Fund confirms that loan origination is a principal investment strategy of the Fund. Accordingly, the Fund did not move the risk factor as requested.

Duration Risk, pg. 14

Comment 28: We note that this disclosure describes techniques to shorten or lengthen the Fund’s duration and repeats disclosure already provided in the section of the summary entitled “Investment Strategies” above, but does not describe the specific risk relevant to the Fund. Please revise accordingly.

Response: The Fund deleted the risk factor after determining it is not necessary to include.

Below Investment Grade (High Yield or Junk Bond) Instruments Risk, pg. 16

Comment 29: Please divide this risk factor into smaller segments to improve readability.

Response: The Fund divided the risk factor into smaller segments as requested.

Subprime Risk, pg. 21

Comment 30: Please consider whether this risk factor should be included as part of the summary risk factor entitled “Below Investment Grade (High Yield or Junk Bond) Instruments Risk” further above and if it remains separate then please move it next to that risk factor so that similar concepts are in the same part of the prospectus.

Response: The Fund moved the risk factor as requested.

Summary of Fund Expenses, pg. 24

Comment 31: In Footnote 7, please add the parenthetical “(after the repayment is taken into account)” immediately after “…but only if and to the extent that Specified Expenses…”.

Response: The Fund added the following sentence to the disclosure: [i]n no event will the Fund’s Specified Expenses exceed 0.50% of net assets (annualized) during the ELRA Period notwithstanding any repayment made by the Fund pursuant to the ELRA.

Investment Objectives and Strategies, pgs. 26-42

Comment 32: We note that there is substantial overlap between this section and disclosure in the prospectus summary. Please review the Staff’s other comments and suggestions regarding the prospectus summary and consider moving disclosure from the prospectus summary to this section, if appropriate.

Response: The Fund deleted disclosure from the summary as requested.

Temporary Strategies, pg. 29

Comment 33: We note that the prospectus summary lists broader investments as temporary strategies compared to the disclosure regarding temporary strategies that is included here. Please reconcile these differences.

Response: The Fund respectfully submits that there is no discussion of the Fund’s temporary strategies in the summary.

Delayed Funding Loans and Revolving Credit Facilities, pg. 37

Comment 34: Please move the description of reverse repurchase agreements and dollar rolls (among other instruments) from the section entitled “Leverage” in the prospectus summary to this section. Please ensure the description explains how they are used in leverage.

Response: The Fund moved the referenced disclosure to the “Leverage” section in the body of the prospectus. The Fund replaced the first paragraph of the Delayed Funding Loans and Revolving Credit Facilities section with the following disclosure:

The Fund may invest in or acquire participations in, delayed funding loans and revolving credit facilities, in which a lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. A revolving credit facility differs from a delayed funding loan in that as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility. Delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest. These commitments may have the effect of requiring the Fund to increase its investment in an issuer at a time when it might not otherwise decide to do so (including at a time when the issuer’s financial condition makes it unlikely that such amounts will be repaid). The Fund may invest in delayed funding loans and revolving credit facilities with credit quality comparable to that of issuers of its securities investments. Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to sell such investments at an opportune time or may have to resell them at less than fair market value.

The Fund deleted the second paragraph from the section.

Rule 144A Securities, pg. 41

Comment 35: We note that the disclosure here states that the Fund “may invest” in Rule 144A securities. Please supplementally confirm whether the Fund intends to invest in Rule 144A securities.

Response: The Fund confirms that it intends to invest in Rule 144A securities and has updated the disclosure.

“Covenant-lite” Obligations, pg. 41

Comment 36: We note that the disclosure here states that the Fund “may invest” in “covenant-lite” instruments. Please supplementally confirm whether the Fund intends to invest in “covenant-lite” instruments.

Response: The Fund confirms that it intends to invest in “covenant-lite” instruments and has updated the disclosure.

Repurchase Agreements, pg. 41

Comment 37: We note that the disclosure here states that the Fund “may invest” in repurchase agreements. Please supplementally confirm whether the Fund intends to invest in repurchase agreements.

Response: The Fund confirms that it intends to invest in repurchase agreements and has updated the disclosure.

Common Stocks and Other Equity Securities, pg. 42

Comment 38: Please supplementally confirm that common stocks and equity investments are part of the Fund’s principal investment strategies. If it is not a principal investment strategy, please do not include it as a principal investment strategy.

Response: The Fund confirms that common stocks and other equity investments are not part of the Fund’s principal investment strategies, and accordingly, the Fund deleted the referenced discussion from the prospectus as requested. The Fund respectfully submits that discussion regarding such investments is already included in the SAI.

Leverage, pg. 43

Comment 39: With respect to the seventh paragraph of this section (starting with “Leverage creates risks for Common Shareholders…”), please separate out the risk disclosure from the discussion of the principal investment strategy in order to streamline this disclosure generally.

Response: The Fund updated its disclosure with respect to leverage, including moving the referenced disclosure.

Risks

Comment 40: We note that every risk identified in this section should also be identified in the prospectus summary. Please note that bullet points are sufficient for purposes of the summary risks section.

Response : The Fund revised the disclosure in response to the Staff’s comment.

Competition Risk, pg. 46

Comment 41: We note that competition risk is not identified as a principal risk in the prospectus summary. Please note that the summary risks section should identify each principal risk.

Response: The Fund confirms that competition risk is not a principal risk of the Fund. Accordingly, the Fund moved the discussion regarding such investments into a newly created section captioned “Other Strategy Risks.”

Comment 42: We note that this disclosure discusses real estate investment trusts (“REITs”), but REITs are not a principal investment of the Fund. Please tailor the principal risk accordingly.

Response: The Fund revised the disclosure as requested.

Loans Risk, pg. 47

Comment 43: Please remove the cross-reference included in this risk factor. We note that every risk factor in the back of the prospectus should be complete on its own and should omit cross-references.

Response: The Fund deleted the referenced cross-reference as requested.

Mortgage-Backed and Asset-Backed Securities Risk, pg. 47

Comment 44: We note that the first sentence of this risk factor appears to describe a principal investment strategy rather than actual risk disclosure. Please review and revise.

Response: The Fund deleted the referenced sentence as requested.

Below Investment Grade (High Yield or Junk Bond) Instruments Risk, pg. 49

Comment 45: Please divide this risk factor into smaller segments to improve readability. Please also consider whether parts of this disclosure more appropriately belong in the Statement of Additional Information.

Response: The Fund revised the disclosure as requested.

Leverage Risk, pg. 51

Comment 46: Please remove the cross-references included in this risk factor. We note that every risk factor in the back of the prospectus should be complete on its own and should omit cross-references.

Response: The Fund deleted the referenced cross-reference as requested.

Trustees and Officers are subject to limitations on liability and the Fund may indemnify and advance expenses to Trustees and Officers to the extent permitted by law and the Fund’s Declaration of Trust, pg. 53

Comment 47: Please confirm whether this disclosure should be included in the Risks section. We note that this disclosure is not tailored to any principal investment strategy of the Fund, and, as such, may be more appropriately placed elsewhere in the prospectus.

Response: The Fund deleted the referenced section. The Fund respectfully submits that the prospectus includes a section captioned “Certain Provisions of the Declaration of Trust” that includes a discussion regarding liability and indemnification.

Tax Treatment Limitations and Potential Changes in Tax Treatment Risk, pg. 53

Comment 48: Please move the first paragraph (starting with “The Fund has elected to be treated…”) out of the Risks section and into the section of the prospectus discussing taxation.

Response: The Fund deleted the disclosure. The Fund respectfully submits that similar disclosure is already included in the section of the prospectus discussing taxation.

Confidential Information Access Risk, pg. 56

Comment 49: We note that confidential information access risk is not identified as a principal risk in the prospectus summary. Please note that the summary risks section should identify each principal risk.

Response: The Fund respectfully submits that the referenced risk is included in the summary.

Subsidiary Risk, pg. 56

Comment 50: We note that the prospectus states that the Fund does not currently intend to invest in subsidiaries. If so, please consider whether this risk factor should be included as a principal risk.

Response: The Fund moved the disclosure regarding its intent to invest in subsidiaries as well as the corresponding risk disclosure to the SAI.

Equity and Equity-Related Securities Risk, pg. 56

Comment 51: Please confirm whether equity and equity-related securities are principal investments of the Fund. If not, please consider whether this risk factor should be included as a principal risk.

Response: The Fund confirms that that equity and equity-related securities are not principal investments of the Fund, and accordingly, the Fund deleted the referenced discussion from the prospectus as requested. The Fund respectfully submits that discussion regarding the risks of such investments is already included in the SAI. Please see also the Fund’s response to Comment No. 38.

Certain Provisions in the Declaration of Trust, pg. 64

Comment 52: Please confirm that the provisions of the Declaration of Trust related to joinder and reimbursement to the Fund, as well as forum selection, do not apply to claims arising under the U.S. federal securities law and revise the disclosure in the prospectus and in the Fund’s organizational documents accordingly (e.g., delete the clause “if one or more…then”).

Response: The Fund confirms that the provisions of the Declaration of Trust related to joinder and reimbursement to the Fund, as well as forum selection, do not apply to claims arising under the U.S. federal securities laws and has revised the Declaration of Trust and the disclosure in the prospectus accordingly in response to the Staff’s comment.

Statement of Additional Information

Investment Restrictions, pgs. 1-2

Comment 53: We note that the disclosure in this section starting with “Borrowing, especially when used for leverage…” and ending with “…borrowings are not subject to this policy.” relates more to risk disclosure and is not typically included in disclosure regarding investment restrictions. Please review and streamline this disclosure to include only discussion that is relevant to the Fund’s fundamental investment policies and not related risks.

Response: The Fund revised the disclosure as requested.

Comment 54: We note that the last sentence of the concentration paragraph is in conflict with the 1940 Act requirements for concentration policies. Asset-backed securities cannot be excluded from being counted as an investment in an industry or group of industries. Please review and revise to specifically describe how concentration will be tested with respect to any type of asset-backed security.

Response: In response to the Staff’s comment, the Fund replaced the referenced disclosure with the following: [f]or purposes of applying the Fund’s fundamental policy relating to concentration, the Fund will classify, to the extent practicable, each privately issued asset-backed security and mortgage-backed security held by the Fund with a particular industry associated with the type(s) of assets that collateralize the asset-backed security or mortgage-backed security.

Management and Advisory Arrangements

Conflicts of Interest, pg. 29-31

Comment 55: Please supplementally explain how the bullet point that describes potential conflicts of interest related to the Fund’s investment at different levels of an issuer’s capital structure and the paragraph beginning with “When PGIM Fixed Income invests client assets in different levels of an issuer’s capital structure…” is consistent with Section 17 under the 1940 Act.

Response: In response to the Staff’s comment, the Fund added the following to the referenced disclosure: [a]ny such investments will only be made in accordance with the Investment Company Act and applicable law. In addition, the Fund respectfully submits that registered investment companies are not prohibited from investing in different parts of the capital structure of an issuer in all circumstances. For example, registered investment companies and/or other clients of an investment adviser may invest in different parts of an issuer’s capital structure at different points in time in separate transactions where only the price of the security to be purchased is negotiated by the investment adviser. This practice is very common in the debt markets and is consistent with relevant case law and guidance provided over time by the Commission and the Staff.

Section 17(d) of the 1940 Act reflects an intent by Congress to prohibit the overreaching and self-dealing on the part of investment company insiders that was prevalent in the years leading up to the enactment of the 1940 Act by directing the SEC to promulgate a rule to “insure fair dealing or no overreaching.”1 The Staff has stated that “[s]ection 17(d) and rule 17d-1 do not reach every economic relationship in which an investment company is on one side and one of its affiliates is on the other.”2 Rather, some element of combination generally must be present for Section 17(d) and Rule 17d-1 to apply.3

1 See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess. 256 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission); H.R. Rep. of the Committee on Interstate and Foreign Commerce to H.R. 10065, 76th Cong., 3rd Sess. (1940). See also The Application of Section 17 of the Investment Company Act of 1940 to Portfolio Affiliates, 120 U. Pa. L. Rev. 983, 983 (1972).

2 See Norwest Bank Minnesota, N.A., SEC No-Action Letter (May 25, 1995) (citing Steadman Security Corp., Inv. Co. Act Release No. 9830, 46 S.E.C. 896, 911 (June 29, 1977)).

3 See SEC v. Talley Industries, 399 F.2d 396, 402 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969); Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (June 7, 2000).

The Staff has stated “that when an affiliated person of an investment company, such as its investment adviser, has both a material pecuniary incentive and the ability to cause the investment company to participate with it in an aggregated transaction for the purchase or sale of private placement securities, the aggregated transaction would involve the requisite element of combination or profit motive for Section 17(d) and Rule 17d-1 to apply. .. . . [However, w]e believe that the concerns of overreaching that Section 17(d) and Rule 17d-1 were designed to address are not raised, however, if an affiliated person that effects, or participates in, an aggregated transaction in which the investment company participates does not have both a material pecuniary incentive and the ability to cause the investment company to participate in the transaction.”4

The Staff “[does] not believe that the mere aggregation of orders on behalf of a registered investment company and other advisory clients would violate section 17(d), provided that the investment company participates on terms no less advantageous than those of any other participant. If a portfolio manager allocates trades in such a way as to disadvantage a registered investment company, however, a joint enterprise or arrangement raising the concerns section 17(d) was designed to address may result.”5

Thus, in the context of publicly traded securities, the Staff has stated that it would not recommend enforcement action if an investment adviser aggregates orders for the purchase or sale of securities on behalf of investment companies and other clients, subject to allocation procedures in line with the representations set forth in SMC Capital. In the context of privately placed securities, the Staff has provided that it would not recommend enforcement action if an investment adviser aggregates orders of investment companies alongside private funds and proprietary account clients of the investment adviser if only price-related terms of the private placement security to be purchased are negotiated.6

The Fund respectfully submits that entering into these types of transactions may result in different clients holding different positions in an issuer’s capital structure, even though the transactions were consistent with Section 17(d) of the 1940 Act and Rule 17d-1 thereunder at the time of the investment.

4 See Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (June 7, 2000) (“MassMutual”).

5 See SMC Capital, Inc., SEC No-Action Letter (Sept. 5, 1995) (“SMC Capital”). See also Pretzel & Stouffer, SEC No-Action Letter (Dec. 1, 1995).

6 See MassMutual.

Comment 56: Please confirm whether the bullet points regarding conflicts related to co-investment by affiliates are relevant to the Fund. Please review and revise as necessary.

Response: The Fund confirms this this disclosure regarding the investment of seed capital by PGIM Fixed Income and the timing of any withdrawals of such seed capital is relevant to the Fund. Of course, any repurchase request submitted by an affiliated seed investor would be subject to the terms of the specific repurchase offer to the same extent as all other investors in the Fund.

The Fund respectfully submits that it added the following to the referenced disclosure: Any initial funding made by a PGIM Fixed Income affiliate complies with the Investment Company Act and applicable law. Any repurchase request submitted by a PGIM Fixed Income affiliate is subject to the terms of the repurchase offer to the same extent as all other investors.

Comment 57: Similarly, please confirm whether the disclosure regarding conflicts related to financial interests and the financial interests of affiliates is relevant to the Fund. Please review and revise as necessary.

Response: The Fund confirms that this disclosure is relevant to the Fund in that it discusses the breadth of the PGIM Fixed Income business.

*          *          *          *          *

Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Ryan P. Brizek

cc:	Andrea Ottomanelli Magovern, Securities and Exchange Commission
Asen Parachkevov, Securities and Exchange Commission
George Hoyt, Esq.
Devan Goolsby, Esq.
Benjamin C. Wells, Esq.
Jacqueline Edwards, Esq.
Stephanie Chaung, Esq.
Jessica Shieh, Esq.
Ariana Bagherian, Esq.